December 21, 2016

VIA EMAIL AND EDGAR

Sasha Parikh
Senior Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:     Letter Dated December 9, 2016
Aspen Insurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K filed October 26, 2016
File No. 001-31909

Dear Ms. Parikh:

We are responding to the letter, dated December 9, 2016, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2015 and the Form 8-K filed October 26, 2016 of Aspen Insurance Holdings Limited and its subsidiaries (collectively, the “Company”, “we” or “our”).

Set forth below are the Company’s responses to the comments raised by the Staff. For the convenience of the Staff, we have repeated the Commission’s comments (displayed in italics) immediately prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1.
You disclose on page 7 that the Middle East and Africa are emerging markets in which Aspen Re does business. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements. For instance, your disclose that your top three brokers in 2015 were Marsh & McLennan Companies, Inc., Aon plc and Willis Group Holdings. Each of these companies has reported insurance business in Syria and Sudan in a publicly available letter submitted to this agency within the past three years. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has a Group Sanctions Policy (the “Sanctions Policy”) in place whereby it is required to comply with all applicable laws, legislative provisions, regulations and regimes relating to economic and financial sanctions and other trade controls, including U.S. economic sanctions and export controls for Sudan and Syria where relevant. The Sanctions Policy applies to the

Company and all of its subsidiaries and their branches, wherever they are located or doing business.

The Company has conducted a review of its records for the period January 1, 2013 through December 9, 2016 (the “Review Period”) and hereby confirms that the Company has not identified any direct contacts with, nor provided products or services to, the governments of Sudan or Syria or any individuals or entities targeted by U.S. sanctions applicable to Sudan or Syria. The Company, its subsidiaries and branches do not have any office or other assets, physical presence, operations, employees or agents in Sudan or Syria. The Company has not made, and does not have current plans to have any contacts with, nor provide any products or services to, the governments of Sudan or Syria, or entities controlled by the governments of Sudan or Syria or any entity that is otherwise targeted by U.S. sanctions applicable to Sudan or Syria.

During the Review Period, the Company had contacts with brokers that have placed reinsurance contracts with the Company’s non-U.S. subsidiaries of three private Sudanese insurers, which in turn insure private Sudanese-domiciled companies. All of these contracts relate to the reinsurance of non-governmental aviation business and the total premium received by the Company during the Review Period was approximately $19,500.

As a multinational organization, the Company, through its operating subsidiaries and branches, provides insurance and reinsurance products and services to third party businesses and individuals around the world, some of which are arranged through insurance brokers such as Marsh & McLennan Companies, Inc., Aon plc and Willis Group Holdings, and these parties may themselves have business contacts with Sudan or Syria. For example, the Company’s non-U.S. subsidiaries may (re)insure a global policy for an airline with flights to Sudan or Syria or may provide (re)insurance to a multinational company domiciled outside of Sudan or Syria that may have branches in, or income arising, from Sudan or Syria. Furthermore, from a claims perspective, the Company’s non-U.S. subsidiaries may make claims payments relating indirectly to exposures in Sudan or Syria, such as indemnifying an airline for liability to a Sudanese passenger injured on a flight. To the best of the Company’s knowledge, such indirect claims payments have been de minimis.

For both premiums and claims, the Sanctions Policy and other internal policies, processes and controls are designed to limit the risk of non-compliance with U.S. sanctions and export controls. For example, any known transactions involving a high sanctions risk jurisdiction, including Sudan or Syria, are required to be referred to the Company’s Compliance department for enhanced due diligence and the Company has monitoring in place to detect any lack of referrals.

If the Company determines that a particular transaction involves a sanctioned country or prohibited party, as defined by applicable economic and trade sanction regulations, the Company has processes and procedures in place to comply with applicable law, including, but not limited to, appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control where relevant.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The issuance of insurance and reinsurance coverage to third parties engaged in global commerce does not allow for a quantitative analysis of the Company’s insurance portfolio for potential exposure based on accidents or other events in any given geographic region because the coverages are not static and depend on the business being conducted by the Company’s insureds. To the best of the Company’s knowledge, however, such exposure is de minimis. Qualitatively, the Company’s sanctions compliance program is extensive and designed to minimize the risk of non-compliance with applicable rules and regulations and reputational risks to the Company and its shareholders. In addition to the Sanctions Policy, the Company has an extensive global compliance structure, including, but not limited to, periodic employee training to enhance employee knowledge and awareness and promote compliance.

The Company believes that on either a quantitative or a qualitative basis, the exposure to third party indirect contact with Sudan or Syria is not a material investment risk for the Company’s shareholders. Given the Company’s compliance policy to comply with applicable sanctions laws and regulations and the de minimis nature of any indirect contact with Sudan or Syria, the Company believes that any such contacts would not be deemed important to a reasonable investor (including any state or municipal governments, universities or other investors) in making an investment decision about the Company and would not have an impact on the Company’s reputation or share value.

Form 8-K filed October 26, 2016

Exhibits

3.
In Exhibits 99.1 and 99.2, you present full non-GAAP statements of income to reconcile your non-GAAP ‘operating income before tax’ to GAAP ‘net income after tax.’, which is inconsistent with updated Compliance and Disclosure Interpretations 102.10 on Non-GAAP Measures issued on May 17, 2016, specifically question 102.10. Please represent to us that you will no longer present full non-GAAP statements of income in future Item 2.02 Form 8-K submissions or elsewhere or tell us how your presentation complies with the updated guidance. Also refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

After consideration of the Staff’s comment, we will make revisions to the Company’s statements of income so that they are presented on a GAAP basis and we will reconcile net income to operating income separately in future filings with the Commission. Our proposed modifications are set out in Exhibit A and will include the relevant reporting period(s).

In addition, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 8-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8804, Joseph Ferraro of Willkie Farr &

Gallagher LLP at 011-44-203-580-4707 or Michael Groll of Willkie Farr & Gallagher LLP at 1-212-728-8616.

Yours sincerely,

/s/ Scott Kirk

Scott Kirk
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:    Sharon Blume, Accounting Branch Chief
U.S. Securities and Exchange Commission

Michael Cain
Grahame Dawe
Aspen Insurance Holdings Limited

Salim Tharani
KPMG LLP

Joseph Ferraro
Michael Groll
Willkie Farr & Gallagher LLP

Exhibit A
Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended
	September 30, 2016	September 30, 2015
UNDERWRITING REVENUES
Gross written premiums	$763.5	$720.5
Premiums ceded	(125.1)	(68.7)
Net written premiums	638.4	651.8
Change in unearned premiums	42.6	(11.2)
Net earned premiums	681.0	640.6
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	389.2	365.6
Amortization of deferred policy acquisition costs	130.9	132.0
General, administrative and corporate expenses	118.7	100.5
Total underwriting expenses	638.8	598.1

Underwriting income including corporate expenses	42.2	42.5

Net investment income	46.4	45.0
Interest expense	(7.3)	(7.4)
Other expenses	(7.4)	(10.6)
Total other revenue	31.7	27.0

Amortization and non-recurring corporate expenses	(6.3)	—
Net realized and unrealized exchange gains	11.4	4.5
Net realized and unrealized investment gains (losses)	21.5	(44.0)
INCOME BEFORE TAX	100.5	30.0
Income tax expense	(4.9)	(1.8)
NET INCOME AFTER TAX	95.6	28.2
Dividends paid on ordinary shares	(13.3)	(12.7)
Dividends paid on preference shares	(9.5)	(9.5)
Proportion due to non-controlling interest	0.2	(0.3)
Retained income	$73.0	$5.7

Loss ratio	57.2%	57.1%
Policy acquisition expense ratio	19.2%	20.6%
General, administrative and corporate expense ratio	17.4%	15.7%
Expense ratio	36.6%	36.3%
Combined ratio	93.8%	93.4%

	Three Months Ended
(in US$ millions except where stated)	September 30, 2016	September 30, 2015

Net income as reported	$95.6	$28.2
Net change attributable to non-controlling interest	0.2	(0.3)
Preference share dividends	(9.5)	(9.5)
Net income available to ordinary shareholders	86.3	18.4
Add (deduct) after tax income:
Net foreign exchange losses	(11.1)	(1.4)
Net realized (gains)/losses on investments	(21.0)	40.4
Non-operating (expenses)	5.8	—
Operating income after tax available to ordinary shareholders	60.0	57.4
Tax expense on operating income	4.6	2.3
Operating income before tax available to ordinary shareholders	$64.6	$59.7

Basic earnings per ordinary share
Net income adjusted for preference share dividends and non-controlling interest	$1.43	$0.30
Add (deduct) after tax income:
Net foreign exchange losses	(0.19)	(0.02)
Net realized (gains)/losses on investments	(0.35)	0.66
Non-operating (expenses)	0.10	—
Operating income adjusted for preference shares dividends and non-controlling interest	$0.99	$0.94

Diluted earnings per ordinary share
Net income adjusted for preference share dividends and non-controlling interest	$1.40	$0.30
Add (deduct) after tax income:
Net foreign exchange losses	(0.18)	(0.02)
Net realized (gains)/losses on investments	(0.34)	0.65
Non-operating (expenses)	0.09	—
Operating income adjusted for preference shares dividends and non-controlling interest	$0.97	$0.93